Exhibit (a)(5)(ii) Press release July 27, 2018

AllianzGI Convertible & Income Fund and AllianzGI Convertible & Income Fund II

Announce Extension of Tender Offers for Outstanding Auction Rate Preferred Shares

NEW YORK, July 27, 2018—Allianz Global Investors U.S. LLC (“AllianzGI U.S.”), the investment manager of AllianzGI Convertible & Income Fund (NYSE: NCV) and AllianzGI Convertible & Income Fund II (NYSE: NCZ) (each, a “Fund” and, together, the “Funds”), announced the extension of each Fund’s voluntary tender offer for its outstanding auction rate preferred shares (“ARPS”) (each, a “Tender Offer” and, together, the “Tender Offers”). Each Tender Offer was originally scheduled to expire at 5:00pm New York City time on July 27, 2018. Each Tender Offer is now scheduled to expire on Tuesday, July 31, 2018, at 5:00pm New York City time, unless subject to further extension.

As previously announced in a press release issued on June 27, 2018, the Funds conducted Tender Offers for up to 100% of each Fund’s outstanding ARPS, at a price equal to 94% of the ARPS’ per share liquidation preference of $25,000 per share (or $23,500 per share), plus any unpaid dividends accrued through the expiration date of each Tender Offer. The Tender Offers commenced on June 28, 2018.

As of the close of business on July 26, 2018, American Stock Transfer & Trust Company, LLC (“AST”), the depositary for the Tender Offers, has advised that the ARPS tendered were as follows:

Fund Name	Ticker Symbol	Preferred Shares	# of ARPS Tendered
AllianzGI Convertible & Income Fund	NCV	ARPS	4,584
AllianzGI Convertible & Income Fund II	NCZ	ARPS	3,760

These figures do not include shares tendered through notice of guaranteed delivery. The Funds are expected to announce the final results of the Tender Offers on or about August 1, 2018. The payment of the Tender Offer proceeds will be made as soon as practicable following expiration.

The Funds are negotiating alternative financing to fund the purchase of tendered shares and replace the leverage associated with the ARPS that are tendered.

This announcement is not a recommendation, an offer to purchase, or a solicitation of an offer to sell the ARPS of the Funds. The Funds have filed with the Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, a related letter of transmittal and other related documents (the “Tender Offer Documents”). The Tender Offer Documents contain additional details about the Tender Offers. ARPS holders should read the offers to purchase and tender offer statements on Schedule TO, together with the related exhibits, as they contain important information about the Tender Offers. The Tender Offer Documents were mailed or distributed electronically to ARPS holders on July 3, 2018. These and other filed documents are available to ARPS holders free of charge on the SEC’s website at http://www.sec.gov and the Funds’ website at https://us.allianzgi.com/closedendfunds.

AST’s affiliate, AST Funds Solutions, LLC, serves as information agent with respect to the Tender Offers. ARPS holders may obtain further information regarding the Tender Offers from the information agent by calling (877) 361-7967.

**********

For further information please contact:

Financial Advisors: (800) 926-4456

ARPS Holders: (877) 361-7967

Media Relations: Robin Pertusi

                               (212) 739-3172

                               Robin.Pertusi@allianzgi.com

About Allianz Global Investors:

Allianz Global Investors is a leading active asset manager with over 700 investment professionals* in 25 offices worldwide and managing more than $630 billion in assets for individuals, families and institutions.

Active is the most important word in our vocabulary. Active is how we create and share value with clients. We believe in solving, not selling, and in adding value beyond pure economic gain. We invest for the long term, employing our innovative investment expertise and global resources. Our goal is to ensure a superior experience for our clients, wherever they are based and whatever their investment needs.

Active is: Allianz Global Investors

Data as of March 31, 2018 (*as of December 31, 2017).

Disclosures

AllianzGI U.S., an indirect, wholly-owned subsidiary of Allianz Asset Management of America L.P., serves as the Funds’ investment manager and is a member of Munich-based Allianz Group.

Each Fund’s daily New York Stock Exchange closing market price for its common shares, net asset value per common share, as well as other information, including portfolio statistics and performance are available at https://us.allianzgi.com/closedendfunds or by calling the Funds’ shareholder servicing agent at (800) 254-5197.

Statements made in this release that look forward in time involve risks and uncertainties and are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in a Fund’s performance, a general downturn in the economy, competition from other companies, changes in government policy or regulation, inability to attract or retain key employees, inability to implement its operating strategy and/or acquisition strategy, and unforeseen costs and effects related to legal proceedings or investigations of governmental and self-regulatory organizations.

This material has been distributed for informational purposes only and should not be considered as investment advice or a recommendation of any particular security, strategy or investment product.

[END]

Active is: Allianz Global Investors